Exhibit 21

Subsidiaries of the Registrant

Name	Percent Ownership	State of Incorporation
PCSB Bank	100%	New York
PCSB Commercial Bank*	100%	New York
PCSB Realty, Ltd.*	100%	New York
PCSB Funding Corp.	100%	Delaware

*	Subsidiary of PCSB Bank